EXHIBIT 99.3

On May 24, 2017, trivago N.V. published its Dutch statutory annual report, in which it disclosed that, as of the date thereof, 4.9 million options were outstanding under its 2016 Omnibus Plan (as such term is defined in trivago N.V.’s annual report on Form 20-F). Accordingly, there were approximately 12.2 million options in trivago N.V. equivalent shares outstanding as of that date.